SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of November 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                    RYANAIR CALLS ON GOVERNMENT TO IMPLEMENT
                       COMPETING SECOND TERMINAL AT DUBIN

Ryanair, Europe's largest low fares airline today (Wednesday, 17th November
2004) criticised the Irish Government inaction for over two years since it received 13 separate expressions of interest to develop a competing second terminal at Dublin Airport in October 2002. It is NOW time for the Government to announce the awarding of the Terminal contract.

Speaking today at the First Annual Forum of the Tourism Industry, Ryanair endorsed the recent criticism of the present Government as a "fudge factory". Michael O'Leary, Ryanair's Chief Executive said:

"It's a joke at our Industry's expense that this Government would host a Conference on Irish Tourism called "An Agenda for Action". An Agenda for Inaction would be more appropriate. Our Governments track record of "action" is as follows:

    -It is 21/2 yearssince this Government was re-elected with a plan to develop cost efficient terminal facilities at Dublin Airport ... but nothing has happened.

    -It is two yearssince this Government received 13 separate proposals to build a competing second terminal at no cost to the tax payer ... and nothing's happened.

    -It is one yearsince the Tourism Policy Review Group highlighted the urgent need for a competing second terminal at Dublin Airport ... and still nothing's happened.

    The Irish tourism industry is in crisis because of this Government's inaction".

"Irish tourism is struggling simply because this Government prefers fudge and dither over decision. It prefers "consultants" and "facilitators" instead of action. It is always just one consultants report short of a decision. For over five years now Ryanair has offered to invest almost $1bn. in new aircraft, based here in Ireland, deliver up to 20 new low fare European routes bringing over 5 million new visitors a year and creating 5,000 direct new Irish jobs and over 25,000 indirect jobs in Irish tourism. All of this at no cost to the Irish tax payer, and yet this Government continues to dither and fudge".

"Two and a half years should be long enough for even Bertie Ahern to make a decision. We need less Agendas for Action and more action. Instead of talking about decisions, why doesn't the Government just make one. Irish tourism needs a competing second terminal at Dublin, we want 5 million new visitors and we demand 5,000 new jobs. All it takes is one decision".

Ends.          Wednesday, 17th November 2004

For further information
Paul Fitzsimmons                         Pat Walsh
Ryanair                                  Murray Consultants
Tel. 353-1-8121212                       Tel. 353-1-4980300

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  17 November 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director